SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 November 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
	(Signature)	*

Date 30 November 2006

* Print the name and title of the signing officer under his signature.

Media Release

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 30 November 2006

ANZ signs Heads of Agreement regarding A$833 million acquisition of 24.9% interest in Malaysia’s AMMB

ANZ today signed a conditional Heads of Agreement with AmcorpGroup Berhad (AmCorp), the principal shareholder of AMMB Holdings Berhad (AMMB), for the proposed acquisition by ANZ of AMMB shares equivalent to 11.4% of AMMB’s fully diluted share capital at a cost of RM1,290 (A$454 million).

This follows last week’s Heads of Agreement with AMMB in relation to ANZ’s proposed acquisition of a holding of 13.5% in AMMB.  Together, the proposed transactions would see ANZ become AMMB’s largest shareholder with a shareholding of 24.9%, subject to regulatory approval.  The average purchase price per share paid by ANZ for this 24.9% holding would be RM3.625.

ANZ Chief Executive Officer Mr John McFarlane said: “The proposed AMMB partnership is part of our strategy of forming banking partnerships in Asia to supplement a strong local franchise with ANZ’s capabilities to accelerate growth.  We now have a diversified portfolio of retail and small business focused partnerships in China, Indonesia, Malaysia, the Philippines, Cambodia and Vietnam.  We will continue to add new partnerships over time.”

Today’s Heads of Agreement with AmCorp gives ANZ exclusivity to conclude a purchase agreement which would see ANZ invest RM1,290 million (A$454 million) to acquire approximately 300 million existing shares from AmCorp at RM4.30 per share – equivalent to 11.4% of AMMB’s share capital on a fully diluted basis (14.1% of existing share capital).  The premium paid by ANZ above the current market price recognises the dilution of AmCorp’s controlling interest in AMMB.

The agreements which would see ANZ acquire a 24.9% interest in AMMB should be broadly earnings per share neutral for ANZ in the short term and would be funded from the bank’s existing resources.

Information on the conditional Heads of Agreement between ANZ and AMMB announced last week is detailed in the notes to this announcement.

Mr McFarlane added: “Malaysia is a very attractive market with 25 million people and is Asia’s fifth fastest growing economy with GDP growth almost double that of Australia.  The proposed partnership with AMMB will provide a strong foundation for advancing AMMB’s strategy to be one of Malaysia’s premier consumer and business focused banks.

“The partnership would create a unique growth opportunity based on the strength of the Malaysian economy, AMMB’s customer franchise, and ANZ’s capabilities in consumer and business banking and risk management.

“We have considered the possibility of an investment in Malaysia for seven years and initial contact with AMMB began a couple of years ago, so we know the bank and management well and are delighted we have reached this stage,” Mr McFarlane said.

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522

AMMB is Malaysia’s fifth largest financial institution with total assets of US$19.9 billion and over 2.5 million retail customers.  It has leading positions in consumer finance, credit cards and investment banking, and has recently increased its focus on retail and small to medium business customers. IAG is a strategic partner in its insurance business, which seeks to maximise cross-sell opportunities to its existing customer base by leveraging IAG’s product expertise.

“Trade, investment and cultural links between Malaysia and Australia are stronger than ever.  It is natural for ANZ to be forming a partnership in Malaysia as well as more broadly in Asia,” Mr McFarlane said.

AMMB Chairman Tan Sri Dato’ Azman Hashim said that the proposed partnership would be a good outcome for all parties including AMMB’s shareholders, customers and staff.

“The partnership with ANZ would give us access to capabilities that will strengthen our position in the Malaysian market and help accelerate growth,” Tan Sri Dato’ Azman Hashim said.

Finalisation of the strategic partnership is subject to due diligence, execution of transaction documentation, regulatory and AMMB shareholder approvals.  It is anticipated that detailed terms will be announced in early 2007.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Stephen Higgins
Head of Corporate Communications	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: +61-3-9273 4185 or +61-417-379 170
email: paul.edwards@anz.com	Email: higgins@anz.com

Details of the existing Heads of Agreement between ANZ and AMMB

•                      An investment by ANZ of RM500 million (A$177 million) to subscribe to approximately 164 million new converting AMMB preference shares issued at RM3.05 per share – equivalent to 6.3% of AMMB’s share capital on a fully diluted basis.  ANZ has the option to convert the preference shares at any time up to 5 years post issuance, at which point mandatory conversion would take place.

•                      An investment by ANZ of RM575 million (A$202 million) in an exchangeable bond issued by AmBank.  The bond would be exchangeable for shares in its parent, AMMB, at RM3.05 per share – equivalent to 7.2% of AMMB’s share capital on a fully diluted basis.  ANZ would have the option to exchange the bond into approximately 189 million ordinary AMMB shares at any time up to 10 years post issuance.  If ANZ did not elect to exchange the bond within 10 years, it would be redeemed.

•                      Relationship rights.  ANZ will have the right to nominate agreed senior management positions, representatives on key Board and management committees, and directors on both AMMB and key subsidiary Boards.  ANZ’s core policies, procedures, practices and codes of conduct will, to the extent appropriate in Malaysia, be adopted by AMMB in relation to the conduct of its banking and related business.

•                      Consultation.  AMMB will consult with ANZ prior to approving, proposing or undertaking the appointment of its Group Managing Director or the approval of its annual business plan or any material revision.

•                      Prior agreement.  AMMB will obtain ANZ’s prior agreement before undertaking significant actions such as material related party transactions, major disposal, mergers, acquisitions or changes in its capital structure, or major changes in its overall strategic direction.